Exhibit 99.E

The information contained in this section amends the information corresponding to the heading below that is contained in Exhibit 99.D to the Annual Report on Form 18-K for the year ended December 31, 2024, which was filed by the Republic of Chile (“Chile”) with the U.S. Securities and Exchange Commission on September 30, 2025 (the “Annual Report”). To the extent the information in this section differs from the information contained in the Annual Report, you should rely on the information in this section. Capitalized terms used but not defined in this section have the meanings ascribed to them in the Annual Report.

THE ECONOMY

Environment

Green Bond Framework and Sustainable Bond Framework

In May 2019, Chile approved its green bond framework (the “Green Bond Framework”), which contemplated that amounts equal to the net proceeds of government bonds issued under the Green Bond Framework may be allocated to finance or refinance eligible green expenditures in one of the following sectors: (i) clean transportation, (ii) energy efficiency, (iii) renewable energy, (iv) living natural resources, land use and marine protected areas, (v) efficient and climate-resilient management of water resources and (vi) green buildings. The Green Bond Framework is aligned with the International Capital Market Association’s Green Bond Principles (as adopted in June 2018). The Green Bond Principles have four core components regarding use of proceeds, project evaluation and selection process, management of proceeds, and reporting. Chile’s Green Bond Framework sets out how projects are evaluated and selected and how Chile will manage and periodically report on those projects. The Ministry of Finance expects to publish an allocation report and an impact report on an annual basis on its publicly available website.

In addition, the portfolio of projects associated with bond issuances for 2019 obtained the certification from the Climate Bond Initiative, a UK-based international non-profit organization with a mission to organize capital markets activity towards climate change solutions.

In October 2020, Chile updated its Green Bond Framework to include the issuance of social bonds (as updated, the “Sustainable Bond Framework”) as part of its commitment to implement the United Nations Sustainable Development Goals set by the United Nations General Assembly in 2015 for the year 2030 (the “SDGs”), as well as its National Determined Contributions within the framework of the Paris Agreement on climate change, which were updated in 2020. The Sustainable Bond Framework is aligned with ICMA’s Green Bond Principles (2018), Social Bond Principles (2020) and Sustainability Bond Guidelines (2018).

The Sustainable Bond Framework contemplates that amounts equal to the proceeds of government bonds issued under such framework (the “Sustainable, Green and Social Bonds”) may be allocated to finance or refinance eligible sustainable expenditures, which may include tax expenditures (subsidies and tax exemptions), operational expenditures, investments in real assets, maintenance costs for public infrastructure, intangible assets and capital transfers to public or private entities, in one or more of the following categories: health care, employment, education, sustainable infrastructure, rural development, public transport, renewable energy, water management and agriculture. Under the Sustainable Bond Framework, social budgetary programs that qualify as eligible social expenditures target end-beneficiaries in vulnerable segments of the population, including those in poverty, people with special needs, the vulnerable elderly population and victims of human rights abuses.

Pursuant to the Sustainable Bond Framework, the Republic has established a policy to publish: (i) annual allocation reports providing a description of the eligible sustainable expenditures undertaken and the amount of budgetary resources allocated to each eligible SDG expenditure until the amount of budgetary resources expended on eligible expenditures equals the total amount of proceeds from Sustainable, Green and Social Bonds; (ii) an annual impact report on the expected social and environmental benefits, as applicable, of the selected eligible sustainable expenditures for as long as any Sustainable, Green or Social Bonds are outstanding; and (iii) an annual eligibility report on the alignment of the selected projects with the eligibility criteria established in the Sustainable Bond Framework. This reporting policy is not a contractual obligation of Chile, and Chile may decide to change its reporting policy or not comply with the policy at any time. If Chile does provide such reports, they will be published on a designated page of the Ministry of Finance’s website.

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